June 5, 2025

Imran Alibhai, Ph.D.
Chief Executive Officer
Tvardi Therapeutics, Inc.
3 Sugar Creek Ctr. Blvd.
Suite 525
Sugar Land, TX 77478

        Re: Tvardi Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed May 30, 2025
            File No. 333-287675
Dear Imran Alibhai Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Divakar Gupta, Esq.